SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Centrais Elétricas Brasileiras SA - Eletrobras ("Company") informs its shareholders and the market in general that, in the judicial proceedings in progress at the 12th Civil Court of Recife Municipality, involving the subsidiary Companhia Hidroelétrica do São Francisco – Chesf, below mentioned, there was a new judicial lock, on this date, as pawn, the amount of approximately R$ 125.5 million.

This is a judicial process whose claim Chesf is the partial annulment of an amendment (K Factor for analytical restatement of prices) to the contract of civil works of Hydroelectric Plant Xingó, signed with the Xingó Consortium composed by Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN SA - Construções e Comércio e Mendes Júnior Engenharia S.A., and the consequent return of amounts paid under the name of "K factor", as disclosed in item 4.3 of the Company's Reference Form.

The mentioned process is provisioned in the Eletrobras consolidated financial statements, for the 1st quarter of 2016 in the amount of approximately R$ 1.1 billion.

The referred judicial lock may impact the financial capacity of Chesf and their business in the short term, especially considering its status as a public utility company in electric service concession, however, Chesf  is taking the appropriate legal measures to equalize the situation.

The Eletrobras will keep the market informed about the matter referred to in this Notice to the Market.

Rio de Janeiro, May 31, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.